December 19, 2018

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Withdrawal of Registration Statement on Form S-1 United States Commodity Index Funds Trust (File No. 333-212089)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933 (the “Act”), United States Commodity Index Funds Trust (the “Registrant”) respectfully requests the withdrawal of the Registrant’s Registration Statement on Form S-1 (Reg. No. 333-212089), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2016. The Registrant understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Registrant that the application for withdrawal has not been granted.

At this time, the Registrant has determined not to pursue the registration and sale of the securities covered by the Registration Statement. The Registrant believes that this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and represents, in accordance with Rule 477(c) of the Act, that there has been no issuance, distribution or sale of the securities under the Registration Statement.

Additionally, the Registrant requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

If you have any questions regarding this matter, please contact me at (510) 522-9600 or jlove@uscfinvestments.com or Daphne G. Frydman, the General Counsel, at (510) 522-9600 or dfrydman@uscfinvestments.com.

Very truly yours,

United States Commodity Funds LLC,
as sponsor of the USCF Funds Trust

By:	/s/ John P. Love
John P. Love
President and Chief Executive Officer